Exhibit 99.2

Term Sheet dated December 5, 2012

SCORPIO TANKERS INC.

21,639,774 Shares of Common Stock, Par Value $0.01 Per Share

Issuer:	Scorpio Tankers Inc. (“Scorpio”)

Ticker / Exchange:	STNG / NYSE

Title of Securities:	Common Stock, Par Value $0.01 Per Share

Offering:	21,639,774 shares of common stock

Public Offering Price:	$6.10 per share

Estimated Net Proceeds to Scorpio:	$127.2 million, after deducting placement agents’ fees and estimated expenses

Use of Proceeds:	Scorpio intends to use up to $50 million of the net proceeds of this offering to partially repay outstanding indebtedness under the Company’s 2010 Revolving Credit Facility which has a final maturity date of June 2, 2015 and bears interest at LIBOR plus 3.50% to maturity with the remainder to be used for general corporate purposes, including vessel acquisitions and working capital.

Risk Factors:	An investment in the Common Stock involves a high degree of risk. Please carefully consider the risks in Scorpio’s Annual Report on Form 20-F for the year ended December 31, 2011 and the other documents Scorpio has included or incorporated by reference in Scorpio’s registration statement (Registration No. 333-173929), including the prospectus therein, pursuant to which the Common Stock being offered in this offering was registered. The occurrence of one or more of those risk factors could adversely impact Scorpio’s results of operations or financial condition.

Lock-Up Agreements:

Scorpio and each of its executive officers and directors have entered into lock-up agreements with the placement agents providing that, without the prior written consent of Jefferies & Company, Inc., Scorpio and such officers and directors will not, among other things, offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 30 days from the date of the final prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions are subject to certain exceptions, including issuances upon the exercise of options or warrants or the conversion of securities outstanding on the date of the final prospectus supplement related to this offering, certain transactions relating to securities acquired in open market transactions after the completion of this offering, transfers of shares of common stock or securities convertible into common stock as bona fide gifts or to limited partners or stockholders of the transferor, the establishment of a Rule 10b5-1 trading plan, or awards under Scorpio’s 2010 equity incentive plan, in each case subject to certain restrictions.

Management Participation	An aggregate of 163,934 shares will be sold to Mr. Emanuele Lauro, Scorpio Tankers Inc.’s Chairman and Chief Executive Officer, subject to a customary lock-up agreement (described above).

Settlement Date:	December 10, 2012

Recent Developments:	In November 2012, Scorpio entered into time charter-in agreements for two LR1 tankers, SN Federica and Hellespont Promise and a LR2 tanker, Fair Seas. SN Federica will be chartered-in for two years at $11,250 per day. Scorpio has an option to extend the charter for an additional year at $12,500 per day. Additionally, Scorpio has entered into a profit sharing arrangement whereby 50% of the profits above the charterhire rate will be shared with the owner of the vessel. Hellespont Promise will be chartered-in for one year period at $12,500 per day. Scorpio has an option to extend the charter for an additional six months at $14,250 per day. Fair Seas will be chartered-in for six months period at $16,000 per day. Scorpio has an option to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day and $16,750 per day. All three vessels are expected to be delivered in January 2013.

Placement Agents:

Jefferies & Company, Inc.

RS Platou Markets AS

RS Platou Markets AS is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, will offer and place shares of common stock with investors though RS Platou Markets, Inc., an affiliated U.S. broker-dealer. The activities of RS Platou Markets AS in the United States will be effected only to the extent permitted by Rule 15a-6 under The Securities Exchange Act of 1934, as amended.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC that are incorporated by reference in that prospectus for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer or any placement agent participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at 877-547-6340 or by emailing Prospectus_Department@Jefferies.com.

This communication should be read in conjunction with the prospectus included in the registration statement and the information incorporated by reference therein. The information in this communication supersedes the information in the prospectus to the extent it is inconsistent with the information in such prospectus.